UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Sterling Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

858907108

(CUSIP Number)

James L. Wolfe

TAC Capital LLC

1111 Briarcrest Drive, Suite 300

Bryan, Texas 77802

(979) 776-1111

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 4, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   858907108

1	Name of Reporting Person TAC Capital LLC I.R.S. Identification No. 51-0403051

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,182,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,182,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,182,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.99%(1)

14	Type of Reporting Person OO (Limited Liability Company)

(1)   This calculation is based on 101,925,599 shares of common stock of Sterling Bancshares, Inc. outstanding as of August 2, 2010, as reported in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010.

1	Name of Reporting Person The Adam Corporation/Group I.R.S. Identification No. 74-2270146

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,182,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,182,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,182,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.99%(1)

14	Type of Reporting Person CO

(1)   This calculation is based on 101,925,599 shares of common stock of Sterling Bancshares, Inc. outstanding as of August 2, 2010, as reported in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010.

1	Name of Reporting Person TAC Financial Corporation I.R.S. Identification No. 51-0357270

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,182,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,182,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,182,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.99%(1)

14	Type of Reporting Person CO

(1)   This calculation is based on 101,925,599 shares of common stock of Sterling Bancshares, Inc. outstanding as of August 2, 2010, as reported in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010.

1	Name of Reporting Person Donald A. Adam I.R.S. Identification No.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,182,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,182,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,182,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.99%(1)

14	Type of Reporting Person IN

(1)   This calculation is based on 101,925,599 shares of common stock of Sterling Bancshares, Inc. outstanding as of August 2, 2010, as reported in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010.

Item 1.                   Security and the Issuer

This Schedule 13D relates to shares of common stock, par value $1.00 per share (the “Common Stock”), of Sterling Bancshares, Inc., a Texas corporation (the “Issuer”).  The principal executive office of the Issuer is located at 10260 Westheimer, Houston, Texas 77042.  This Schedule 13D supersedes the Schedule 13G with respect to the shares of Common Stock previously filed by TAC Capital LLC, a Delaware limited liability company (“TAC Capital”), on November 24, 2008, as amended by Amendment No. 1 filed on January 26, 2009 and by Amendment No. 2 filed on February 12, 2010.

Item 2.                   Identity and Background

(a)                  This Schedule 13D is being filed by TAC Capital, TAC Financial Corporation, a Delaware corporation and the sole member of TAC Capital (“TAC Financial”), The Adam Corporation/Group, a Texas corporation and the sole shareholder of TAC Financial (“TAC/G”), and Donald A. Adam, a citizen of the United States of America and the sole shareholder of TAC/G (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”).  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 99.1.

(b)                 The address of the principal business office of each of the Reporting Persons is 1111 Briarcrest Drive, Suite 300, Bryan, Texas 77802.

(c)                  The principal business of TAC Capital is that of making equity, private equity and hedge fund investments. The principal business of TAC Financial is acting as an intermediate holding company that invests in a wide variety of industries, which includes acting as the sole member of TAC Capital.  The principal business of TAC/G is acting as a parent holding company that invests in companies in a wide variety of industries.  The principal business of Mr. Adam is acting as Chairman and CEO of TAC/G and Chairman and CEO of Adam Bank Group, Inc., the registered bank holding company for American Momentum Bank (“American Momentum”).

(d)                 During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding.

(e)                  During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                    TAC Capital is a Delaware limited liability company.  TAC Financial is a Delaware corporation.  TAC/G is a Texas corporation.  Mr. Adam is a citizen of the United States of America.

Item 3.                   Source and Amount of Funds or Other Consideration

The 10,182,000 shares of Common Stock reported herein by the Reporting Persons were acquired at an aggregate purchase price of $79,386,795.51 (including commissions).  The shares of Common Stock beneficially owned by the Reporting Persons were effected in open market purchases and were acquired in the ordinary course of business.  The source of these funds was the working capital of the Reporting Persons.

Item 4.                   Purpose of Transaction

(a) – (j) The Reporting Persons originally acquired the shares of Common Stock subject to this Schedule 13D for investment purposes, in the ordinary course of business, and not with the purpose or effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of securities of the Issuer.

Mr. Adam, the Chairman and CEO of TAC/G, is the Chairman and CEO of American Momentum, a de novo commercial bank that Mr. Adam founded in 2006, with 11 branches in Florida and one branch in Texas and the Chairman and CEO of Adam Bank Group, Inc., the registered bank holding company for American Momentum.  Mr. Adam was formerly the Chairman and CEO of First American Bank, SSB, which was headquartered in Bryan, Texas, and became the largest privately held bank in Texas.  In March 2005, First American Bank, SSB was acquired by Citigroup, Inc.

On November 4, 2010, TAC Capital, in accordance with the procedures set forth in Section 5.13 of the Issuer’s amended and restated bylaws (the “Bylaws”) and pursuant to the applicable provisions of the Texas Business Organizations Code, delivered a notice (the “Notice”)  to the Issuer informing the Issuer of TAC Capital’s intention to appear in person or by proxy at the Issuer’s 2011 annual meeting of shareholders (including any adjournment or postponement thereof and any meeting of shareholders held in lieu thereof) (the “Annual Meeting”) to nominate five candidates (the “Nominees”) for election to the board of directors of the Issuer (the “Issuer Board”).  The Nominees are: Donald A. Adam, Morris E. Foster, Kent R. Hance, Stephen A. Hansel and Larry D. Johnson.  The Notice contained the information required under Section 5.13 of the Bylaws for each of TAC Capital (as the nominating shareholder) and the Nominees, including name, address, principal occupation, the number of shares of Common Stock owned directly or indirectly, and all other information required to be included in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

TAC Capital expects and understands that each of the Nominees, if elected, would, subject to his fiduciary duties under applicable law, pursue all strategies reasonably available to the Issuer to maximize shareholder value for all shareholders.

In addition, on November 4, 2010, TAC Capital sent a letter to the Issuer’s shareholders (the “Letter”) in which TAC Capital set forth, among other things, (i) an assessment of the Issuer’s financial performance and (ii) the qualifications of the Nominees.  A copy of the Letter is attached as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.  TAC Capital also included a copy of the text of the Letter in a press release that it publicly issued on November 4, 2010.  A copy of the press release is attached as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

In addition to the foregoing, the Reporting Persons may make, or cause to be made, further acquisitions of Common Stock from time to time and may dispose of, or cause to be disposed of, any or all of the Common Stock held by the Reporting Person at any time.  The Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment.  In connection with that evaluation, the representatives of the Reporting Persons may seek to meet with the Issuer Board and/or members of senior management of the Issuer or communicate publicly or privately with other shareholders or third parties to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to shareholders generally.  As part of any such discussions, the Reporting Persons may make recommendations, including but not limited to, changes in the business, operations, governance, management and strategic direction of the Issuer.

Depending upon various factors, including, but not limited to, the financial condition and strategic direction of the Issuer, the results of operations and prospects of the Issuer and its businesses, the outcome of the discussions and actions referenced above, the actions taken by the Issuer Board and/or members of senior management of the Issuer, the price levels of the Common Stock, the general economic, market and industry conditions, and the Reporting Persons’ overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible alternative strategies for enhancing the value of their investment in the Issuer, enhancing the value of the Issuer’s assets and/or enhancing the value of the Reporting Persons’ assets through the involvement of the Issuer, and/or other extraordinary matters relating to the Issuer, including, among other things (i) continued ownership of the Common Stock currently beneficially owned by the Reporting Persons, (ii) acquiring additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, (iii) proposing or seeking to effect a sale or transfer of a material amount of assets of the Issuer and/or any of its subsidiaries and/or affiliates, (iv) proposing or seeking to effect an extraordinary corporate transaction such as an acquisition, merger, tender offer, exchange offer, recapitalization, reorganization or liquidation involving the Issuer and/or any of its subsidiaries and/or affiliates or assets, and/or (v) proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of this Schedule 13D.

There can be no assurance that the Reporting Persons will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their investment in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons.  The Reporting Persons reserve the right, at any time and in each Reporting Person’s sole discretion, to take or refrain from taking any of the actions set forth above.

Except as contemplated in this Item 4, the Reporting Persons have no plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of this Schedule 13D.

Item 5.                   Interest in Securities of the Issuer

(a)                  As of the close of business on November 5, 2010, by virtue of the relationships described in Item 2(a) of this Schedule 13D, each of the Reporting Persons may be deemed to beneficially own 10,182,000 shares of Common Stock representing 9.99% of the shares of Common Stock outstanding.  The percentages used herein are based on 101,925,599 shares of Common Stock outstanding as of August 2, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 filed with the Securities Exchange Commission on August 9, 2010.

(b)                 By virtue of the relationships described in Item 2(a) of this Schedule 13D, each of the Reporting Persons may be deemed to have shared voting power and shared dispositive power of the 10,182,000 shares of Common Stock subject to this Schedule 13D.

(c)                  None of the Reporting Persons have effected any transaction in the shares of Common Stock during the past 60 days.

(d)                 No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)                  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of the Nominees, other than Mr. Adam, has entered into an agreement (each a “Nomination Agreement”) with TAC Capital pursuant to which TAC Capital has agreed to (i) reimburse the Nominee for reasonable and documented out-of-pocket expenses incurred in connection with serving as a Nominee, and (ii) subject to certain limitations, indemnify the Nominee in connection with certain costs that may be incurred by such Nominee in connection with his nomination for election to the Issuer Board at the Annual Meeting.  The foregoing summary of the Nomination Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Nomination Agreement, which is filed as Exhibit 99.4 to this Schedule 13D and incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits

Exhibit 99.1:                                 Joint Filing Agreement, dated as of November 8, 2010, by and among TAC Capital LLC, TAC Financial Corporation, The Adam Corporation/Group and Donald A. Adam.

Exhibit 99.2:                               Letter sent to shareholders of Sterling Bancshares, Inc., dated November 4, 2010.

Exhibit 99.3:                               Press Release, dated November 4, 2010.

Exhibit 99.4:                               Form of Nomination Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned, severally and not jointly, hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2010

TAC CAPITAL LLC

By:	/s/ James L. Wolfe
Name: James L. Wolfe
Title: Vice President

TAC FINANCIAL CORPORATION

By:	/s/ James L. Wolfe
Name: James L. Wolfe
Title: Vice President

THE ADAM CORPORATION/GROUP

By:	/s/ James L. Wolfe
Name: James L. Wolfe
Title: President

DONALD A. ADAM

By:	/s/ Donald A. Adam

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of November 8, 2010, by and among TAC Capital LLC, TAC Financial Corporation, The Adam Corporation/Group and Donald A. Adam.

99.2	Letter sent to shareholders of Sterling Bancshares, Inc., dated November 4, 2010.

99.3	Press Release, dated November 4, 2010.

99.4	Form of Nomination Agreement.